HEI Exhibit 99.1(i)

AMENDMENT 2006-1 TO THE

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

In accordance with Section 8.1 of the Hawaiian Electric Industries Retirement Savings Plan (the “Plan”), the Plan is hereby amended as follows:

1. Section 3.1 of the Plan, as amended and restated by Amendment 2002-1 and as further amended by Amendment 2002-2, is amended to delete the amendments made by Amendment 2002-1 and restore the language of Section 3.1 as it existed prior to Amendment 2002-1, preserving, however, the amendments adopted by Amendment 2002-2. The effect of this amendment is to delete the requirement to disaggregate the ESOP Component and the Non-ESOP Component for purposes of ADP testing.

2. The final paragraph of Section 3.1(b) of the Plan is amended and restated in its entirety to read as follows:

The provisions of Section 401(k)(3) of the Code and Section 1.401(k)-2 of the Treasury Regulations are incorporated in the Plan by this reference.

3. Section 3.1(c)(6) is amended and restated in its entirety to read as follows:

(6) The excess contribution to be so distributed shall be adjusted for income or loss for the Plan Year plus the period from the end of the Plan Year to the date on which the excess contributions and income are distributed (the “Gap Period”). Income or loss for the Plan Year shall be determined by multiplying the income or loss for the Plan Year allocable to the portion of the HCE’s Account consisting of salary reduction contributions by a fraction, the numerator of which is the amount of excess contribution on behalf of the HCE for the Plan Year and the denominator of which is the sum of the HCE’s Account balance attributable to salary reduction contributions as of the beginning of the Plan Year plus the HCE’s salary reduction contributions for the Plan Year. Income or loss for the Gap Period shall be deemed to equal 10% of the income or loss attributable to excess contributions for the Plan Year, as determined under this subsection (6), multiplied by the number of calendar months between the end of the Plan Year and the date on which the excess contribution is distributed (treating distributions made on or before the 15th day of a month as made on the last day of the following month and distributions made after the 15th day of a month as made on the first day of the next month).

4. The final paragraph of Section 3.2(a) of the Plan is amended and restated in its entirety to read as follows:

Any excess elective deferrals allocated to the Plan in accordance with the foregoing paragraph, plus any income and minus any loss allocable thereto, shall be distributed to the Participant no later than April 15 of the year following the year in which the excess elective deferrals were contributed. Income or loss shall be determined by multiplying the income or loss for the Plan Year allocable to the portion of the Participant’s Account consisting of salary reduction contributions by a fraction, the numerator of which is the amount of excess elective deferrals on behalf of the Participant for the Plan Year and the denominator of which is the sum of the Participant’s Account balance attributable to salary reduction contributions as of the beginning of the Plan Year plus the Participant’s salary reduction contributions for the Plan Year. Income or loss for the period from the end of the Plan Year to the date on which the excess elective deferrals and income are distributed shall be deemed to equal 10% of the income or loss attributable to excess contributions for the Plan Year, as determined under this paragraph, multiplied by the number of calendar months between the end of the Plan Year and the date on which the excess elective deferrals are distributed (treating distributions made on or before the 15th day of a month as made on the last day of the following month and distributions made after the 15th day of a month as made on the first day of the next month).

5. For purposes of applying the break-in-service rules in Sections 5.1(b)(iii)(A) and (B) of the Plan, a HEIDI Participant shall be treated as a vested HEIDI Participant if the HEIDI Participant had a nonforfeitable interest in his or her Account attributable to salary reduction contributions.

6. Section 6.4(b) of the Plan, as amended and restated by Amendment 2002-2, is further amended and restated in its entirety to read as follows:

(b) Hardship Withdrawals. Hardship withdrawals may be made from the following subaccounts: Salary Reduction, Employer ASB, and Employer HEISOP. Effective April 1, 2002, hardship withdrawals may also be made from Employer BIA subaccounts, and effective July 1, 2002, from Employee Pre-Tax Catch-Up subaccounts. However, no hardship withdrawal shall include any income earned after January 1, 1989 that is allocable to Regular Salary Reduction Contributions or Catch-Up Contributions.

To qualify for a hardship withdrawal, a Participant must demonstrate to the satisfaction of the Administrative Committee that the Participant has an “immediate and heavy financial need”

and that the distribution is necessary to satisfy the immediate and heavy financial need. A Participant shall be deemed to have an immediate and heavy financial need in connection with: (1) expenses for (or necessary to obtain) medical care that would be deductible under Section 213(d) of the Code (determined without regard to whether the expenses exceed 7.5% of adjusted gross income) (including expenses of the Participant’s spouse, children, and other dependents to the extent such amounts would be so deductible); (2) costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments); (3) payment of tuition, related educational fees, and room and board expenses, for up to the next 12 months of post-secondary education for the Participant or the Participant’s spouse, children, or dependents (as defined in Section 152 of the Code, but without regard to Sections 152(b)(1), (b)(2), and (d)(1)(B)); (4) payments necessary to prevent the eviction of the Participant from the Participant’s principal residence or foreclosure on the mortgage on the Participant’s principal residence; (5) payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children, or dependents (as defined in Section 152 of the Code, but without regard to Sections 152(b)(1), (b)(2), and (d)(1)(B)); or (6) expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10% of adjusted gross income).

The amount of any hardship distribution shall not exceed the amount necessary to relieve the immediate and heavy financial need after taking into account the amount of such need that may be satisfied from other resources reasonably available to the Participant. For this purpose, the amount required to satisfy the financial need may include any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably expected to result from the hardship distribution. In determining the amount of the immediate and heavy financial need that cannot be satisfied from other resources, the Administrative Committee may rely on the Participant’s written representation that the need cannot be relieved: (1) through reimbursement or compensation by insurance or otherwise; (2) by liquidation of the Participant’s assets; (3) by cessation of elective contributions under the Plan; (4) by other currently available distributions (including distributions of ESOP dividends under Section 404(k) of the Code) and nontaxable (at the time of the loan) loans, under any plan of a Participating Employer or any other plan in which the Participant is a participant; or (5) by borrowing from commercial sources on reasonable commercial terms in an amount sufficient to satisfy the need. For purposes of interpreting the restriction in clause (4) of the preceding sentence, the phrase “any plan of a Participating Employer” means all qualified and nonqualified plans of deferred compensation, including a cash or deferred arrangement that is part of a cafeteria plan within the meaning of Section 125 of the Code. However, it does not include the mandatory employee contributions portion of a health or welfare benefit plan (including one that is part of a cafeteria plan).

If a Participant qualifies for and receives a hardship distribution under this Section, the Participant shall not be permitted to make salary reduction contributions to the Plan for six months following the distribution.

This Section 6 is effective January 1, 2006, except that it shall be effective January 1, 2007, to the extent that it expands the list of deemed immediate and heavy financial needs.

5. Any references in the Plan or prior amendments to provisions of the Treasury Regulations shall be deemed to refer to the final Regulations under Sections 401(k) and 401(m) of the Code issued by the Internal Revenue Service on December 29, 2004 (the “2004 Final Regulations”). To the extent that the 2004 Final Regulations renumber provisions of the previous Treasury Regulations, references to such provisions under their prior numbers shall be deemed to refer to the same provisions as renumbered.

Capitalized terms used herein and not specifically defined herein shall be defined as set forth in the Plan. These amendments are intended as good-faith compliance with the requirements of the 2004 Final Regulations. Except as otherwise provided herein, these amendments are effective January 1, 2006.

TO RECORD the adoption of these amendments to the Plan, the Hawaiian Electric Industries, Inc. Pension Investment Committee has caused this document to be executed this 29th day of December, 2006.

HAWAIIAN ELECTRIC INDUSTRIES, INC. PENSION INVESTMENT COMMITTEE

By	/s/ Patricia Wong
Its member

By	/s/ Constance H. Lau
Its member

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